Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124231

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 1, 2005
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS
DATED MAY 9, 2005
4,000,000 Shares
Common Stock
          We are selling 4,000,000 shares of common stock.
          Our common stock is traded on the Nasdaq National Market under the symbol “ANDS.” The last reported sale price of our common stock on the Nasdaq National Market on July 28, 2005 was $11.99 per share.
          The underwriters have an option to purchase from us a maximum of 600,000 additional shares to cover over-allotments of shares.
          Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Us

Per Share	$	$	$
Total	$	$	$
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.
          Delivery of the shares of common stock will be made on or about                     , 2005.

Credit Suisse First Boston	SG Cowen & Co.
Piper Jaffray	Needham & Company, LLC
The date of this prospectus supplement is                     , 2005

Prospectus Supplement
Prospectus Supplement Summary	S-1
Risk Factors	S-7
Forward-Looking Statements	S-30
Use of Proceeds	S-31
Price Range of Our Common Stock	S-31
Dividend Policy	S-31
Capitalization	S-32
Dilution	S-33
Management	S-34
United States Federal Income Tax Consequences To Non-United States Holders	S-38
Underwriting	S-41
Legal Matters	S-43
Experts	S-43
Prospectus Dated May 9, 2005
About this Prospectus	2
Summary	2
Risk Factors	3
Forward-Looking Statements	3
Use of Proceeds	3
Plan of Distribution	3
Legal Matters	5
Experts	5
Where You Can Find More Information	5
Incorporation of Certain Information by Reference	5

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information about us and this offering. This information is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, particularly “Risk Factors,” and the financial statements and the other information incorporated by reference in this prospectus supplement before making an investment decision. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Anadys,” “Company,” “we,” “us,” and “our” or similar terms are to Anadys Pharmaceuticals, Inc.
Overview
      We are a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel small molecule medicines for the treatment of hepatitis C virus (HCV), hepatitis B virus (HBV) and other serious infections. Our clinical development programs include ANA975 for the treatment of HCV and HBV, and ANA380 for the treatment of HBV. In June 2005, we entered into an exclusive global license and co-development agreement with Novartis AG to develop, manufacture and commercialize ANA975 and additional Toll-Like Receptor 7 (TLR7) oral prodrugs for chronic HCV and HBV infections, as well as other potential infectious disease indications. In addition, our therapeutic platform, which includes core capabilities in Toll-Like Receptor-based small molecules and structure-based drug design, is designed to advance a pipeline of drug candidates into the clinic.
Hepatitis C Virus
      HCV causes inflammation of the liver and degradation of liver function. According to CDC and the World Health Organization, approximately 2.7 million Americans and 170 million individuals worldwide are chronically infected with HCV. We estimate that the combination treatment of two leading drugs for HCV, interferon-alpha and ribavarin, total approximately $3 billion in combined worldwide annual sales. This standard of care for the treatment of HCV is inadequate, however. Interferon-alpha is administered by injection and results in abnormally high levels of this cytokine circulating systemically throughout the body. Therapy with interferon-alpha causes a number of side effects in many patients, including depression and flu-like symptoms, often experienced during the entire standard year-long primary course of therapy used for treatment of HCV. These side effects may make patients feel significantly worse than foregoing treatment, which reduces their motivation to continue HCV therapy. Many patients take additional drugs to treat these side effects, further increasing the cost and the risk of additional side effects to the patient. As a result, poor compliance with the HCV course of therapy may decrease the patient response rate. We are developing our lead product candidate, ANA975, an oral version of our proprietary compound isatoribine, to address deficiencies in the current standard of care.
      ANA975 is a distinct chemical entity that is administered orally and then is converted into the active compound, resulting in isatoribine in the bloodstream. We believe isatoribine activates the body’s innate immunity and triggers a specific cellular response to viral infections, including localized production of multiple cytokines, including natural interferons. Isatoribine interacts with TLR7, which represents a new mechanism of action for the treatment of HCV that we believe may offer improved therapeutic benefits over existing therapies. Because the underlying mechanism of action for ANA975 is the same as for isatoribine, we expect that the knowledge we derived from our clinical development of isatoribine should help to accelerate the development of ANA975. Data from our recently concluded Phase 1b clinical trial of isatoribine indicated that isatoribine treatment resulted in an average decrease in plasma viral load of the hepatitis C virus of 0.76 log10 units, or 83%, after one week of treatment. Because these results may not reflect an adequate sample size for conclusions regarding efficacy, they may not be predictive of results from later stage clinical trials with significantly larger patient populations treated for a longer period of time.
      We have recently completed a Phase I clinical trial of ANA975 in the United Kingdom. The data indicate that the bioavailability of ANA975 is virtually complete and conversion to isatoribine in plasma is rapid and effective, delivering levels of isatoribine that have been shown to be clinically relevant. ANA975 was safe and well tolerated in the study, although definitive conclusions regarding product safety cannot be made until the results of future clinical trials of longer duration in more patients are known. Further research, development, and commercialization of ANA975 will be done in conjunction with Novartis pursuant to our collaboration agreement. In July 2005 we filed an Investigational New Drug application (IND) with the United States Food and Drug Administration (FDA) for ANA975. The IND will become effective in late August 2005, unless the FDA raises concerns or questions about the conduct of the proposed clinical trial. Once the IND becomes effective, we are entitled to receive an additional $10 million payment from Novartis under the terms of our agreement and we would expect to begin Phase I clinical trials of ANA975 in the United States before the end of 2005. In addition to HCV, we expect that the mechanism of ANA975 may also provide therapeutic benefits to patients infected with HBV. We anticipate conducting studies in both HCV and HBV under the IND.
Hepatitis B Virus
      HBV infection is a growing global health problem that can cause both acute and chronic viral infections. According to the World Health Organization, more than 1.0 million people die each year from chronic HBV or related conditions, including cirrhosis and liver cancer. Based on industry analyst reports and available market data, we estimate that the current annual market for HBV therapy is approximately $500 million and is expected to grow to over $1 billion by 2009.
      The development of virus resistant to direct antiviral therapies is a growing problem in HBV infected patients. Genetically altered HBV that is resistant to lamivudine (Zeffix/ Epivir HBV) from GlaxoSmithKline, a leading current therapy for the treatment of HBV, can be detected in 14 to 32 percent of patients after one year of treatment under such therapy. The proportion of patients with genetically resistant HBV increases with the duration of treatment, such that after four years of treatment about two thirds of patients carry resistant virus. Adefovir dipivoxil (Hepsera) from Gilead is a direct antiviral therapy approved in the United States and Europe for the treatment of HBV, prescribed principally to patients who failed front-line lamivudine treatment. However, in order to avoid potential kidney toxicity adefovir is not optimally dosed.
      We are developing ANA380, an oral prodrug of ANA317 that is currently in Phase II clinical trials, for the treatment of HBV in North America, Europe and Japan. ANA380 is a nucleotide analog that has exhibited activity in vitro against both HBV typically found in untreated patients and also HBV variants that demonstrate resistance to leading current treatment. Results from a completed Phase I/ II clinical trial of ANA380 demonstrated that oral administration of ANA380 reduced viral load by an average of more than 3.4 log10, or 99.9 percent, in the chronic HBV-infected patients in the trial who received doses of 60 mg or more for four weeks. Interim data from a Phase II clinical trial of ANA380 in HBV patients demonstrated that lamivudine resistant patients receiving 90 mg doses of ANA380 after 12 weeks of treatment showed an average DNA viral load reduction of 3.9 log10, or more than 99.9%. Because these results may not reflect an adequate sample size for conclusions regarding efficacy, they may not be predictive of results from later stage clinical trials with significantly larger patient populations treated for a longer period of time.
Drug Discovery and Development Capabilities
      We intend to expand our product candidate portfolio by exploiting and enhancing our internal drug discovery and development capabilities. Our drug discovery efforts are focused on both TLR-based small molecule therapeutics and structure-based drug design. We have developed expertise in identifying and prioritizing targets, high-throughput screening, high output drug discovery, structure-based drug design and medicinal chemistry. This enables us to engage in the efficient discovery and development of new product candidates.
      We are using the clinical proof-of-concept established with isatoribine together with our expertise in TLR-based biology and chemistry to build a portfolio of product candidates. Our current effort focuses on small molecules targeting TLRs specifically associated with viral infections. We believe that certain TLRs offer new opportunities for the development of small molecule immune-based antiviral medicines. These same

TLRs also have the potential to address other therapeutic applications such as cancer, asthma, allergies and vaccine adjuvants.
Strategy
      Our objective is to become one of the key companies in the discovery, development and commercialization of small molecule therapeutics with a main focus on novel antivirals. Our strategy to reach this objective includes continuing the development of our two most advanced clinical compounds for the potential treatment of HCV and HBV. We also intend to continue to focus our drug discovery and development efforts on the anti-infectives market by exploiting and expanding our internal drug discovery capabilities to rapidly identify and develop promising product candidates for the anti-infective markets, establishing additional strategic collaborations, continuing our focus on TLR-based biology and chemistry and extending our leadership in structure-based drug design targeting both proteins and RNA. We intend to commercialize those compounds for which we receive regulatory approval directly or through strategic collaboration.
Recent Developments
      In June of 2005, we entered into a license and co-development agreement with Novartis AG, for the development and potential commercialization of ANA975 and potentially additional TLR7 oral prodrugs for chronic HCV and HBV infections, as well as other potential infectious disease indications. Under the agreement, we will collaborate with Novartis to develop one or more isatoribine prodrugs or other TLR7 compounds for the treatment of HCV and HBV. Novartis will have exclusive worldwide rights to such compounds, subject to our co-promotion option in the United States.
      Under the collaboration, we received an upfront payment of $20 million and could receive up to an additional $550 million for achievement of specified development, regulatory and sales milestones, including a $10 million payment due following an accepted IND for ANA975. We recently filed an IND for ANA975 with the FDA and expect to receive a response by late August as to whether the submission will be accepted. Novartis will fund 80.5% of the development costs of the lead product candidate, and we will fund 19.5% of such development costs, subject to certain limitations. We are also eligible to receive royalties that will increase with increasing levels of sales of marketed products, subject to reduction to account for payments made by Novartis to third parties for any required licenses and for generic competition in certain circumstances. In addition, we have the option to co-promote the lead product in the United States for the HCV and HBV indications. If we exercise our co-promotion option, we will fund 35% of the U.S. commercialization costs for the lead product, subject to certain limitations, and receive 35% of profits from U.S. sales of the lead product instead of royalties on U.S. net sales for the HCV and HBV indications. In either case we will receive royalties on net sales of products outside the United States.
      In addition, we have granted Novartis a time-limited exclusive option to evaluate and potentially license our rights to ANA380, a compound currently in Phase II clinical trials that is in joint development with LG Life Sciences.
      Our principal executive offices are located at 3115 Merryfield Row, San Diego, Ca. 92121. Our telephone number is 1-858-530-3600 and our website is: www.anadyspharma.com. Information contained on, or accessible through, our website is not incorporated into, and does not constitute any part of, this prospectus.

THE OFFERING

Common stock we are offering	4,000,000 shares

Common stock outstanding immediately following this offering	26,564,254 shares

Over-allotment option	600,000

Nasdaq National Market symbol	ANDS

Use of proceeds	We intend to use the net proceeds from this offering for the clinical and preclinical development of our product candidates, for discovery research for new product candidates, and for general corporate purposes, including working capital.
      The number of shares of common stock to be outstanding after this offering is based on the actual number of shares outstanding as of June 30, 2005, and excludes:

•	752,931 shares of our common stock subject to outstanding options under our 2004 Equity Incentive Plan, having a weighted average exercise price of $6.21 per share;

•	393,675 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan;

•	1,263,562 shares of our common stock subject to outstanding options under our 2002 Equity Incentive Plan, having a weighted average exercise price of $3.17 per share;

•	72,500 shares of our common stock subject to outstanding options under our 2004 Non-Employee Directors’ Stock Option Plan, having a weighted average exercise price of $6.84 per share;

•	163,833 shares of common stock reserved for future issuance under our 2004 Non-Employee Directors’ Stock Option Plan; and

•	375,697 shares of our common stock subject to outstanding warrants, having a weighted average exercise price of $14.18 per share.
      Unless otherwise stated, all information contained in this prospectus supplement and the accompanying prospectus assumes that the underwriters do not exercise their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA
      The following table sets forth our summary consolidated financial data. This data has been derived from our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, and our unaudited consolidated financial statements for the three-month periods ended March 31, 2004 and 2005, and as of March 31, 2005, all of which are incorporated by reference into this prospectus supplement. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, which are incorporated by reference into this prospectus supplement. The results of operations for interim periods are not necessarily indicative of operating results for the full year. The summary pro forma consolidated balance sheet data as of March 31, 2005 give effect to the initial upfront payment of $20,000,000 received from the recently announced Novartis collaboration. The summary pro forma as adjusted consolidated balance sheet data as of March 31, 2005 give effect to both the upfront Novartis collaboration payment and the sale of 4,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $11.99 per share, after deducting the underwriting discount and our estimated offering expenses.

				Three Months Ended
	Years Ended December 31,			March 31,

Consolidated Statements of Operations Data	2002	2003	2004	2004	2005

	(In thousands, except for per share amounts)
Revenues	$1,282	$2,286	$1,762	$683	$563
Operating expenses:
Research and development	18,054	16,554	24,173	4,729	6,808
General and administrative	5,434	4,716	5,666	1,047	1,676
Stock-based compensation:
Research and development	610	2,265	2,538	1,108	289
General and administrative	430	2,440	2,594	1,199	328

Total operating expenses	24,528	25,975	34,971	8,083	9,101

Loss from operations	(23,246)	(23,689)	(33,209)	(7,400)	(8,538)
Other income (expense):
Interest income	403	229	525	31	259
Interest expense	(176)	(266)	(228)	(60)	(97)
Other, net	(29)	(272)	(67)	(13)	(7)

Total other income (expense), net	198	(309)	230	(42)	155

Net loss	(23,048)	(23,998)	(32,979)	(7,442)	(8,383)
Accretion to redemption value of redeemable convertible preferred stock	(319)	(674)	(175)	(175)	—
Deemed dividend-beneficial conversion feature for Series C preferred stock	—	(6,942)	—	—	—

Net loss applicable to common stockholders	$(23,367)	$(31,614)	$(33,154)	$(7,617)	$(8,383)

Basic and diluted net loss per share(1):	$(25.88)	$(21.58)	$(1.92)	$(3.77)	$(0.38)

Shares used to compute basic and diluted net loss per share(1):	903	1,465	17,233	2,021	22,350

(1)	As a result of the conversion of our preferred stock into 13,330 shares of our common stock upon completion of our initial public offering on March 31, 2004, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented above. Please reference Note 1 to our financial statements for the year ended December 31, 2004 and Note 2 to our financial statements for the three-month period ended March 31, 2005, which are incorporated by reference into this prospectus supplement, for the basic and diluted net loss per share calculation for the periods presented.

	As of March 31, 2005

			Pro Forma
Consolidated Balance Sheet Data	Actual	Pro Forma	As Adjusted

	(In thousands)
Cash, cash equivalents and short-term investments available for sale	$27,645	$47,645	$92,273
Total assets	34,332	54,332	98,960
Financing obligation, including deferred interest	2,149	2,149	2,149
Accumulated deficit	(174,180)	(174,180)	(174,180)
Stockholders’ equity	23,570	23,570	68,198

RISK FACTORS
      You should consider carefully the following risks and other information in this prospectus supplement before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects could be adversely affected. As a result, the trading price of our common stock could decline and you would lose part or all of your investment.
Risks Related to Our Business

We are at an early stage of development, and we may never attain product sales.
      Our existing organizational structure was formed in May 2000. Since then, most of our resources have been dedicated to the development of our proprietary drug discovery technologies, research and development and preclinical and early stage clinical testing of compounds. Any compounds discovered by us will require extensive and costly development, preclinical testing and clinical trials prior to seeking regulatory approval for commercial sales. Our most advanced product candidates, ANA380 and ANA975 and any other compounds we discover or in-license, may never be approved for commercial sales. The time required to attain product sales and profitability is lengthy and highly uncertain and we cannot assure you that we will be able to achieve or maintain product sales.

We expect our net operating losses to continue for at least several years and we are unable to predict the extent of future losses or when we will become profitable, if ever.
      We have incurred net operating losses since our incorporation in 1992 and through March 31, 2005 we have an accumulated deficit of $174.2 million. Our operating losses are due in large part to the significant research and development costs required to identify and validate potential product candidates and conduct preclinical studies and clinical trials of isatoribine, ANA971 and ANA975. To date, we have generated limited revenues, consisting of one-time or limited payments associated with our collaborations or grants, and we do not anticipate generating significant continuing revenues for at least several years, if ever. We expect to increase our operating expenses over at least the next several years as we plan to, fund our share of the development costs of ANA975 and ANA380, further our research and development activities and potentially acquire or license new technologies and product candidates. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our research and product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

The technologies on which we rely are unproven, and may not result in the discovery or development of commercially viable products.
      Our proprietary technologies and methods of identifying, prioritizing and screening molecular targets represent unproven approaches to the identification of drug leads that may possess therapeutic potential. Much of our research focuses on the biology of a specific receptor, or protein, named Toll-like receptor 7, or TLR7, and on the interactions between small molecules and RNA (ribonucleic acid). However, RNA biology and chemistry are difficult, time-consuming and expensive, and studying small molecule-RNA interactions may not result in the discovery of any viable therapeutic product candidates. Additionally, the interaction between isatoribine and TLR7 represents a new mechanism of action for the treatment of HCV and there is no guarantee that an acceptable balance between therapeutic benefit and risk will be achieved with ANA975 in HCV infected patients. Furthermore, there is no guarantee that TLR biology will result in an acceptable balance between therapeutic benefit and risk in any other therapeutic area, such as cancer, asthma, allergies or vaccine adjuvants. There are no drugs on the market that have been discovered or developed using our proprietary technologies. The process of successfully discovering product candidates is expensive, time-consuming and unpredictable, and the historical rate of failure for drug candidates is extremely high. Research programs to identify product candidates require a substantial amount of our technical, financial and human resources even if no product candidates are identified. If we are unable to identify new product candidates using our proprietary drug discovery technologies or capabilities, we may not be able to establish or maintain a clinical development pipeline or generate product revenue.

We currently depend on one collaboration partner, Novartis, for substantially all our revenues and for commercialization of one of our lead product candidates, and we may depend on Novartis for commercialization of other product candidates. If our development, license and commercialization agreement with Novartis terminates, our business and, in particular, our drug development programs, will be seriously harmed.
      In July 2005, we received a $20 million license fee from Novartis in connection with the license of our product candidate ANA 975 under a development, license and commercialization agreement with Novartis, dated June 1, 2005, which we refer to as the collaboration agreement. Novartis has the option to evaluate and potentially license our rights to ANA380 and additional product candidates from us. If it does so, we are entitled to receive additional license fees and payments. We may derive substantially all of our near term revenues from Novartis. Novartis may terminate the development agreement in any country or with respect to any product or product candidate licensed under the development agreement for any reason. If the development agreement is terminated in whole or in part and we are unable to enter similar arrangements with other collaborators, our business would be materially adversely affected.

The success of ANA975 depends heavily on our collaboration with Novartis, which was established only recently. If Novartis is unwilling to further develop or commercialize ANA975, or experiences significant delays in doing so, our business may be materially harmed.
      As a result of the joint development aspect of our agreement with Novartis, the future success of our HCV and HBV programs and the continued funding from Novartis will depend in large part on our ability to maintain our relationship with Novartis with respect to ANA975. We do not have a significant history of working together with Novartis and cannot predict the success of the collaboration. We cannot guarantee that Novartis will not reduce or curtail its efforts to develop ANA975 with us because of changes in its research and development budget or other factors affecting its business or operations. If we are not able to maintain a positive relationship with Novartis with respect to ANA975, we may not be able to effectively develop or commercialize products based on ANA975, in which case our HCV development and commercialization efforts could be significantly impaired. If we materially breach this agreement and are unable within an agreed time period to cure such breach, the agreement may be terminated and we may be required to grant Novartis an exclusive license to develop, manufacture and/or sell such products. Any loss of Novartis as a collaborator in the development or commercialization of ANA975, dispute over terms of, or decisions regarding the collaboration or other adverse developments in our relationship with Novartis would materially harm our business and might accelerate our need for additional capital.

Novartis has the right under certain circumstances to market and sell products that compete with the product candidates and products that we license to it, and any competition by Novartis could have a material adverse effect on our business.
      Novartis may under certain circumstances market, sell, promote or license, competitive products. Novartis has significantly greater financial, technical and human resources than we have and is better equipped to discover, develop, manufacture and commercialize products. In addition, Novartis has more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. Moreover, any direct or indirect competition with Novartis with respect to products that we have licensed to them could result in confusion in the market. In the event that Novartis competes with us, our business could be materially and adversely affected.

We are dependent on the commercial success of ANA975 or another oral prodrug of isatoribine or other TLR7 agonists and we cannot be certain that ANA975 or any other oral prodrug of isatoribine or other TLR7 agonists will be commercialized.
      Our work with ANA975 to date has been limited to pre-clinical studies and early stage clinical trials in a small number of healthy volunteers. However, we have expended significant time, money and effort in the clinical trials of isatoribine and ANA971. Because the underlying mechanism of action for ANA975 is the same as for isatoribine and ANA971, we expect that the knowledge derived from our clinical development of isatoribine and ANA971 will help to accelerate the development of ANA975. Nonetheless, we will have to spend considerable additional time, money and effort before seeking regulatory approval to market any product candidates, including ANA975. Our business prospects depend primarily on our ability to successfully complete clinical trials, obtain required regulatory approvals and successfully commercialize ANA975 or another oral prodrug of isatoribine or another TLR7 agonist. If we fail to commercialize ANA975 or another oral prodrug of isatoribine, or another TLR7 agonist we may be unable to generate sufficient revenues to attain profitability and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decrease.

Because the results of preclinical studies and initial clinical trials of isatoribine, ANA975 and ANA380 are not necessarily predictive of future results, we can provide no assurances that ANA975 or ANA380 will have favorable results in later clinical trials, or receive regulatory approval.
      Positive results from preclinical studies or early clinical trials should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Initial clinical trials of isatoribine, ANA975 and ANA380 have been conducted only in small numbers of patients that may not fully represent the diversity present in larger populations infected with HCV or HBV. The limited results we have obtained may not predict results from studies in larger numbers of patients drawn from more diverse populations, and also may not predict the ability of isatoribine to achieve a sustained virologic response or the ability of ANA380 to provide a long-term therapeutic benefit. These initial trials have not been designed to assess the long-term therapeutic utility of isatoribine, ANA975 or ANA380. We will be required to demonstrate through larger-scale clinical trials that ANA975 and ANA380 are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. If ANA975, ANA380, or any other product candidate, fails to demonstrate sufficient safety and efficacy in any clinical trial, we would experience potentially significant delays in, or be required to abandon, development of that product candidate. If we delay or abandon our development efforts related ANA975 or ANA380, we may not be able to generate sufficient revenues to become profitable, and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decrease significantly.

We only recently filed an IND to conduct clinical trials of ANA975 in the U.S. and there is no guarantee that we will obtain FDA approval of an IND to permit us to conduct clinical trials of ANA975 in the U.S.
      We are currently conducting clinical trials of ANA975 in the U.K., in accordance with applicable European Union national regulations. Prior to commencing any clinical trials of ANA975 or any other oral prodrug of isatoribine in the U.S., we will need to submit a successful Investigational New Drug, or IND, application to the U.S. Food and Drug Administration, or FDA. We filed an IND for ANA975 in July, 2005, and accordingly, do not yet know whether the submission will be accepted. The IND application that we submitted to the FDA for ANA975 incorporated the results of our European clinical trials of isatoribine and ANA975. Although we view it as unlikely, the FDA could reject these clinical trial results based on a determination that the clinical trials were not conducted in accordance with requisite U.S. regulatory standards and procedures. Moreover, the FDA may subject the trial data that we submit to additional scrutiny and we may incur additional costs and delays responding to FDA requests for supplemental information or clarification. In addition, the FDA will need to approve the adequacy of our pre-clinical studies of ANA975. We continue to conduct additional pre-clinical testing on ANA975 in parallel with our clinical testing. If we are unable to obtain FDA approval for any IND for ANA975 or any other product candidate based on isatoribine, we will not be permitted to conduct clinical trials for ANA975, or any other product candidates based on isatoribine in the U.S. and ultimately seek or obtain U.S. regulatory approval for commercialization. As a result, any delay in an IND becoming effective for one of these product candidates could delay the further development of our lead HCV product candidate and potential commercialization, adversely affect our collaborative relationship with Novartis, prevent or delay the payment of $10 million milestone payment due under that agreement for the successful IND filing, and delay our ability to generate product sales.

We may not realize the anticipated benefits of the development and potential commercialization of ANA380.
      In April 2004, we entered into an agreement with LGLS for the joint development and potential commercialization of ANA380. Under the terms of the agreement, we and LGLS are equally conducting and funding the global clinical development of ANA380 and LGLS has granted to us an exclusive license to commercialize ANA380 as a therapy for chronic HBV in North America, Europe, Japan and all other countries in the world other than China, Korea, India and countries in Southeast Asia. As a result of the joint development aspect of our agreement with LGLS, the future success of our HBV programs will depend in part on our ability to maintain our relationship with LGLS with respect to ANA380. We cannot guarantee that LGLS will not reduce or curtail its efforts to develop ANA380 with us because of changes in its research and development budget or other factors affecting its business or operations. If we are not able to maintain a positive relationship with LGLS with respect to ANA380, we may not be able to effectively develop or commercialize products based on ANA380, in which case our HBV development and potential commercialization efforts could be significantly impaired and our ability to generate anticipated product revenues may suffer. In addition, given the increased number of currently available treatments for HBV as well as those in development, Anadys and LGLS are evaluating the market opportunity for ANA380. Anadys and LGLS also are evaluating various cost-effective development alternatives for the advancement of ANA380. As part of this evaluation, we are assessing the overall projected costs of our ANA380 program and the potential market opportunity for ANA380 if it is ultimately commercialized as a treatment for HBV. As a result of this assessment, Anadys has chosen to offer an option to its licensing rights in ANA380 to Novartis. For a limited period Novartis retains the exclusive option to evaluate and potentially license Anadys’ rights to ANA380, which they may or may not choose to exercise. The exercise of this option may affect the collaborative relationship between Anadys, Novartis and LGLS positively or negatively, affecting the ANA975 Agreement and ultimately the reputation and prospects of the company. If Novartis chooses not to exercise the ANA380 license option, we may look for other potential licensing parties or we may decide to substantially limit our development of ANA380.

We have only recently become involved with the clinical development of ANA380 and may face challenges with the implementation, coordination and management of the global joint development program.
      Clinical trials of ANA380 are currently being conducted in Korea and Hong Kong, and we are in the process of coordinating with LGLS the design of a joint development plan for this program. Because laws and regulatory requirements for conducting clinical trials differ across countries, we may face challenges regarding certain legal and regulatory matters as we work with LGLS to implement a coordinated global development plan for ANA380. If we are unable to implement a coordinated plan that satisfies the regulatory requirements in all of the countries where we intend to conduct clinical trials and ultimately obtain regulatory approval, the clinical development or regulatory approval of ANA380 may be delayed and our ability to generate revenues may be harmed. In addition, because we have not yet finalized the global joint development budget with LGLS, we cannot predict the precise amount of our share of the development costs for the program.

As we evolve from a company primarily involved in discovery and development to one also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.
      We have experienced a period of rapid and substantial growth that has placed a strain on our administrative and operational infrastructure, and we anticipate that our continued growth will have a similar impact. As we advance our product candidates through clinical trials and regulatory approval processes, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls that could expose us to an increased risk of incurring financial or accounting irregularities or fraud.

Delays in the commencement of clinical testing of our current and potential product candidates could result in increased costs to us and delay our ability to generate revenues.
      Our potential drug products and our collaborators’ potential drug products will require preclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial sales. We commenced clinical trials of isatoribine in late 2002 and in February 2004 we commenced clinical trials of ANA971 and our joint development program with LGLS for ANA380. We recently commenced clinical trials of ANA975 in early 2005. As a result, we have very limited experience conducting clinical trials. In part because of this limited experience, we cannot be certain that planned clinical trials will begin or be completed on time, if at all. Delays in the commencement of clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to denial of regulatory approval of a product candidate.
      The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	Demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	Reaching an agreement on acceptable terms with our collaborators on all aspects of the clinical trial, including the contract research organizations and the trial sites;

•	reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

•	Manufacturing sufficient quantities or producing drug meeting our quality standards of a product candidate;

•	obtaining approval of an IND application or proposed trial design from the FDA; and

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site.
      In addition, the commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial.

Delays in the completion of, or the termination of, clinical testing of our current and potential product candidates could result in increased costs to us and delay or prevent us from generating revenues.
      Once a clinical trial has begun, it may be delayed, suspended or terminated by us, our collaborators, or the FDA, or other regulatory authorities due to a number of factors, including:

•	ongoing discussions with the FDA or other regulatory authorities regarding the scope or design of our clinical trials;

•	failure to conduct clinical trials in accordance with regulatory requirements;

•	lower than anticipated enrollment or retention rate of patients in clinical trials;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	lack of adequate funding to continue clinical trials;

•	negative results of clinical trials;

•	requests by the FDA for supplemental information on, or clarification of, the results of clinical trials conducted in other countries;

•	insufficient supply or deficient quality of drug candidates or other materials necessary for the conduct of our clinical trials; or

•	serious adverse events or other undesirable drug-related side effects experienced by participants.
      Many of the factors that may lead to a delay, suspension or termination of clinical testing of a current or potential product candidate may also ultimately lead to denial of regulatory approval of a current or potential product candidate. If we experience delays in the completion of, or termination of, clinical testing, our financial results and the commercial prospects for our product candidates may be harmed, and our ability to generate product revenues will be delayed.

The success of the clinical development program of ANA380 will depend, at least in part, on our ability to initiate and maintain a positive working relationship with the FDA and other regulatory authorities, and our failure to do so may harm or delay our ability to commercialize ANA380 in the U.S. or other countries.
      Although a U.S. IND covering ANA380 has been filed with the FDA, to date no clinical trials of ANA380 have been conducted in the U.S. As a result, the FDA may subject the clinical trial design for ANA380 to additional scrutiny and we may incur additional costs and delays responding to potential future FDA requests for supplemental information or clarification. Any delay imposed by the FDA regarding conducting clinical trials of ANA380 in the U.S. could delay the further development of our lead HBV product candidate and its potential commercialization and delay our ability to generate product sales. In addition, due to the structure of our joint development program with LGLS for the clinical development of ANA380, we do not have complete control over the design of the clinical trials of ANA380 and will be affected, at least in part, by decisions previously made by LGLS with respect to clinical trial structure and communications with regulatory authorities. As part of conducting the global joint development plan, it is our intention to build and maintain open communication channels with regulatory authorities, including the FDA. If we are unable to do so within our desired timeframe, our clinical development plan in the U.S. and other countries may be delayed and our ability to generate revenues may suffer.

If our efforts to obtain rights to new products or product candidates from third parties do not yield product candidates for clinical development or are not otherwise successful, we may not generate product revenues or achieve profitability.
      Our long term ability to earn product revenue depends on our ability to identify, through internal research programs, potential product candidates that may be developed into new pharmaceutical products and/or obtain new products or product candidates through licenses from third parties. If our internal research programs to discover and develop small molecule therapeutics for the treatment of infectious diseases do not generate sufficient product candidates, we will need to obtain rights to new products or product candidates from third parties. We may be unable to obtain suitable product candidates or products from third parties for a number of reasons, including:

•	we may be unable to purchase or license products or product candidates on terms that would allow us to make an appropriate return from resulting products;

•	competitors may be unwilling to assign or license product or product candidate rights to us; or

•	we may be unable to identify suitable products or product candidates within, or complementary to, our areas of interest relating to small molecule anti-infective medicines and the treatment of HCV, HBV and bacterial infections.
      If we are unable to obtain rights to new products or product candidates from third parties, our ability to generate product revenues and achieve profitability may suffer.

Because we acquired isatoribine from Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) any dispute with Valeant Pharmaceuticals International may adversely affect our ability to commercialize isatoribine or prodrugs of isatoribine.
      In March 2000, we acquired the exclusive worldwide rights to isatoribine and five other compounds from Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.), or Valeant, as part of an agreement with Valeant and Devron R. Averett, Ph.D. If there is any dispute between Valeant and us regarding our rights under the agreement, our ability to develop and market isatoribine or any other compound licensed from Valeant may be adversely affected. In the past we have been involved in disputes with Valeant regarding patent prosecution matters related to the licensed compounds and entered into a new agreement with Valeant in December 2002 that superseded the original license agreement and resolved these disputes. Valeant may develop technologies and products similar to the drugs we may derive from these compounds, which do not infringe the patents acquired by us. If we are not able to resolve any future license disputes that may arise or obtain adequate patent protection, our ability to develop isatoribine or the other relevant compounds may be compromised and we may not be able to prevent competitors, including Valeant, from making, using and selling competing products, which could have a material adverse effect on our financial condition and results of operation.

Even if we successfully complete clinical trials of ANA975, ANA380 or any future product candidate, there are no assurances that we will be able to submit, or obtain FDA approval of, a new drug application.
      There can be no assurance that if our clinical trials of ANA975, ANA380 or any other potential product candidate are successfully completed, we will be able to submit a new drug application, or NDA, to the FDA or that any NDA we submit will be approved by the FDA in a timely manner, if at all. If we are unable to submit a NDA with respect to ANA975, ANA380 or any future product candidate, or if any NDA we submit is not approved by the FDA, we will be unable to commercialize that product in the U.S. The FDA can and does reject NDAs and may require additional clinical trials, even when drug candidates performed well or achieved favorable results in large-scale Phase III clinical trials. If we fail to commercialize ANA975, ANA380 or any future product candidate in clinical trials, we may be unable to generate sufficient revenues to attain profitability and our reputation in the industry and in the investment community would likely be damaged, each of which would cause our stock price to decrease.

If we successfully develop products but those products do not achieve and maintain market acceptance, our business will not be profitable.
      Even if ANA975, ANA971, isatoribine, ANA380 or any future product candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	availability of alternative treatments;

•	pricing and cost effectiveness;

•	effectiveness of our or our collaborators’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.
      The current standard of care for the treatment of chronic HCV is the combination of pegylated interferon-alpha and ribavirin. If ANA975 or any future product candidate that we discover and develop for the treatment of HCV does not provide a treatment regimen that is more beneficial than the current standard of care or otherwise provides patient benefit, that product likely will not be accepted favorably by the market. Similarly, if ANA380 does not provide a treatment regime that is more beneficial than any current or proposed therapy for the treatment of HBV, that product will likewise not be accepted favorably by the market. If any products we may develop do not achieve market acceptance, then we will not generate sufficient revenue to achieve or maintain profitability.
      In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if:

•	new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete; or

•	complications, such as antibiotic or viral resistance, arise with respect to use of our products.

If we are unable to obtain statutory marketing exclusivity after our patents covering isatoribine or other product candidates expire, we will face increased competition, which may result in reduced potential revenues.
      The primary composition of matter patents covering isatoribine will expire in 2007 and 2008. We have filed for patent protection on ANA971 and ANA975, although there can be no assurance that we will be able to secure adequate patent protection. After the patent expirations of isatoribine itself, however, we will have no direct means to prevent third parties from making, selling, using or importing isatoribine in the U.S., Europe or Japan. Instead, if we pursue commercialization of isatoribine, we expect to rely upon the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity for isatoribine. For NDAs for new chemical entities not previously approved, the Hatch-Waxman Act provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting acceptance or approval of an abbreviated new drug application, or ANDA, from a generic competitor for up to five years after approval of the original NDA. This exclusivity only applies to submissions of an ANDA and would not prevent a third party from conducting pivotal clinical trials and thereafter filing a complete NDA regulatory submission for isatoribine after the patent expirations. Our competitors will be free during any period of statutory exclusivity to develop the data necessary either to file an ANDA at the end of the exclusivity period or to conduct studies in support of a complete NDA filing during the period of market exclusivity. Japanese law may provide us with marketing exclusivity in Japan for a period up to six years following Japanese marketing approval. Although statutory market exclusivity in Europe, the U.S. and Japan may apply even when the composition of matter patent has already expired, it is possible that isatoribine will not qualify for such exclusivity, or alternatively, the terms of the Hatch-Waxman Act, or similar foreign statutes, could be amended or interpreted to our disadvantage. If we do not qualify for marketing exclusivity for isatoribine, the competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

We will need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.
      We will need to raise additional capital at least within the next several years to, among other things:

•	fund our research and development programs;

•	advance our HCV product candidate into and through clinical trials and the regulatory review and approval process;

•	fund our share of the further clinical development and regulatory review and approval of ANA380;

•	establish and maintain manufacturing, sales and marketing operations;

•	commercialize our product candidates, if any, that receive regulatory approval; and

•	acquire rights to products or product candidates, technologies or businesses.
      Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the rate of progress and cost of our research and development activities;

•	the scope, prioritization and number of preclinical studies and clinical trials we pursue;

•	the costs and timing of regulatory approval;

•	the costs of establishing or contracting for manufacturing, sales and marketing capabilities;

•	the effects of competing technological and market developments;

•	the terms and timing of or current collaborations and any collaborative, licensing and other arrangements that we may establish; and

•	the extent to which we acquire or license new technologies, products or product candidates.
      We do not anticipate that we will generate significant continuing revenues for at least several years, if ever. Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements and grant funding, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.
      We may raise additional funds through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem capital stocks or make investments. In addition, if we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. For example, we might be forced to relinquish all or a portion of our sales and marketing rights with respect to potential products or license intellectual property that enables licensees to develop competing products.

If we fail to establish new collaborations, we may not generate sufficient revenue to attain profitability.
      Our near and long-term viability will depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies. Since we do not currently possess the resources necessary to independently fully develop and commercialize other potential products that may be based upon our technologies, we will either need to develop or acquire these resources on our own, which will require substantial funding, time and effort, or will need to enter into additional collaborative agreements to assist in the development and commercialization of some of these potential products. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. If we fail to establish a sufficient number of additional collaborations on acceptable terms, we may not generate sufficient revenue. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of any product candidates or the generation of sales or royalty revenue.

If we fail to maintain our existing and future collaborations, we may not generate sufficient revenue to attain profitability.
      Our future success will also depend in part on our ability to maintain our existing collaborations and any future collaborations we may establish. Our existing collaborators and future collaborators may decide to reduce or curtail their collaborations with us because of changes in their research and development budgets or other factors affecting their business or operations. Our present collaborative arrangements and any future collaboration opportunities could be harmed if:

•	we or our collaborators do not achieve our respective objectives under our collaboration agreements;

•	we are unable to obtain patent protection for the product candidates or proprietary technologies we discover in our collaborations;

•	we are unable to properly manage multiple simultaneous product discovery and development collaborations;

•	our present or potential collaborators are less willing to expend their resources on our programs due to their focus on other programs or as a result of general market conditions;

•	our collaborators become competitors of ours or enter into agreements with our competitors;

•	we or our collaborators encounter regulatory hurdles that prevent commercialization of our product candidates;

•	we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators;

•	consolidation in our target markets or the pharmaceutical or biotechnology industry limits the number of potential collaborators;

•	the rights granted under our collaboration agreements prove insufficient to adequately develop and commercialize our products and product candidates;

•	a collaborator breaches, terminates or fails to renew a collaboration with us; or

•	we are unable to negotiate additional collaboration agreements on terms satisfactory to us.
      If any of these events occur, we may not be able to develop or commercialize products or generate sufficient revenue to support our operations and attain and maintain profitability. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

We are dependent on collaborators allocating adequate resources to our collaborations, and actions taken by collaborators could prevent us from commercializing products and earning milestone and other contingent payments, royalties or other revenue.
      Much of the potential revenue from our existing and future collaborations will consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of drugs developed using our technologies or capabilities. The milestone and royalty revenues that we may receive under these collaborations will depend upon our collaborator’s ability to successfully develop, introduce, market and sell new products. In addition, our existing collaborators may decide to enter into arrangements with third parties to commercialize products developed under our existing or future collaborations using our technologies or capabilities, which could reduce the milestone and royalty revenue that we may receive, if any. In many cases we will not be involved in these processes and accordingly will depend entirely on our collaborators. Our collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

•	decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or other drug development priorities that our collaboration partners believe may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;

•	do not have sufficient resources necessary to carry the product candidate through clinical development, regulatory approval and commercialization;

•	are unable to allocate sufficient resources due to factors affecting their businesses or operations or as a result of general market conditions;

•	decide to pursue a competitive potential product developed outside of the collaboration; or

•	cannot obtain the necessary regulatory approvals.
      If our collaboration partners fail to develop or effectively commercialize product candidates or products for any of these reasons, we may not be able to replace the collaboration partner with another partner to develop and commercialize a product candidate or product under the terms of the collaboration or because we are unable to obtain a license from such collaboration partner on terms acceptable to us.
      The majority of our current collaboration agreements are directed toward the discovery and development of drug candidates. Under our existing collaboration agreements, we generally would not earn significant milestone payments unless and until our collaborators have advanced product candidates into clinical testing, which may not occur for many years, if ever. In addition, a collaborator may disagree as to whether a particular milestone has been achieved. Consequently, we cannot guarantee that milestone payments will be received or that commercialized drugs will be developed on which royalties will be payable to us. If we are unable to generate significant milestone and royalty revenues from our collaborations, we may never attain profitability.

If any conflicts arise between us and any of our collaborators, our reputation, revenues and cash position could be significantly harmed.
      Conflicts may arise between our collaborators and us, such as conflicts concerning the conduct of research, the achievement of milestones or the ownership or protection of intellectual property developed during the collaboration. In addition, in the past we have been involved in disputes with Valeant Pharmaceuticals International (formerly ICN Pharmaceuticals, Inc.) regarding the license of certain compounds, which resulted in us entering into a new agreement with Valeant in December 2002 that superseded the original March 2000 license agreement between us and Valeant and resolved the disputes. Any such disagreement between us and a collaborator could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position, and cause a decline in our stock price:

•	unwillingness on the part of a collaborator to pay us research funding, milestone payments or royalties we believe are due to us under our collaboration agreement;

•	uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could result in litigation and prevent us from entering into additional collaborations;

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;

•	slowing or cessation of a collaborator’s development or commercialization efforts with respect to our products; or

•	termination or non-renewal of the collaboration.
      In addition, certain of our current or future collaborators may have the right to terminate the collaboration agreement on short notice. Accordingly, in the event of any conflict between the parties, our collaborators may elect to terminate the collaboration prior to completion of its original term. If a collaboration is terminated prematurely, we would not realize the anticipated benefits of the collaboration, our reputation in the industry and in the investment community may be harmed and our stock price may decline.
      In addition, in each of our collaborations, we generally have agreed not to conduct independently, or with any third party, directly competitive with the subject matter of our collaborations. Our collaborations may have the effect of limiting the areas of research, development and/or commercialization that we may pursue, either alone or with others. Under certain circumstances, however, our collaborators, may research, develop, and/or commercialize, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

We depend on outside parties to conduct our clinical trials, which may result in costs and delays that prevent us from obtaining regulatory approval or successfully commercializing product candidates.
      Although we have designed and managed our preclinical studies and clinical trials relating to isatoribine, ANA971 and ANA975 to date, we engaged clinical investigators and medical institutions to enroll patients in these clinical trials and contract research organizations to perform data collection and analysis and other aspects of our preclinical studies and clinical trials. As a result, we depend on these clinical investigators, medical institutions and contract research organizations to properly perform the studies and trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated. We may not be able to enter into replacement arrangements without undue delays or excessive expenditures. If there are delays in testing or regulatory approvals as a result of the failure to perform by third-parties, our drug discovery and development costs will increase and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. In addition, we may not be able to maintain any of these existing relationships, or establish new ones on acceptable terms, if at all.

We do not have internal manufacturing capabilities, and if we fail to develop and maintain supply relationships with collaborators or other outside manufacturers, we may be unable to develop or commercialize any of our non-partnered products.
      Our ability to develop and commercialize future products we may develop will depend in part on our ability to manufacture, or arrange for collaborators or other parties to manufacture, our products at a competitive cost, in accordance with regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. We currently do not have any significant manufacturing arrangements or agreements, as our current product candidates will not require commercial-scale manufacturing for at least several years, if ever. Our inability to enter into or maintain manufacturing agreements with collaborators or capable contract manufacturers on acceptable terms could delay or prevent the development and commercialization of our products, which would adversely affect our ability to generate revenues and would increase our expenses.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.
      We do not currently have the capabilities for the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must build our sales, marketing, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. Although we currently expect to commercialize in North America our HCV product candidate and other potential product candidates that are of strategic interest to us, because the most advanced of these product candidates are in early stage clinical development, we have not definitively determined whether we will attempt to establish internal sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop. The establishment and development of our own sales force to market any products we may develop in North America will be expensive and time consuming and could delay any product launch, and we cannot be certain that we would be able to successfully develop this capacity. If we are unable to establish our sales and marketing capability or any other non-technical capabilities necessary to commercialize any product we may develop, we will need to contract with third parties to market and sell any products we may develop in North America. We will also need to develop a plan to market and sell any products we may develop outside North America. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.
      We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization efforts and secure collaborations to market and distribute our products. If we continue to grow, it is possible that our management, accounting and scientific personnel, systems and facilities currently in place may not be adequate to support this future growth. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we are unable to attract and retain key management and scientific staff, we may be unable to successfully develop or commercialize our product candidates.
      We are a small company, with under 100 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, our research and drug discovery programs depend on our ability to attract and retain highly skilled chemists, biologists, and preclinical and clinical personnel, especially in the fields of HCV and RNA biology and chemistry. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology and pharmaceutical businesses, particularly in the San Diego, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion. In addition, all of our employees are “at will” employees, which means that any employee may quit at any time and we may terminate any employee at any time. Currently we do not have employment agreements with any employees or members of senior management that provide any guarantee of continued employment by us. We do not carry “key person” insurance covering members of senior management other than Kleanthis

G. Xanthopoulos, Ph.D., our President, Chief Executive Officer and a director. The insurance covering Dr. Xanthopoulos is in the amount of $1 million. In particular, if we lose Dr. Xanthopoulos, Stephen T. Worland, Ph.D., our Executive Vice President, Research and Development, or other members of our senior management team, we may not be able to find suitable replacements and our business may be harmed as a result.

Our quarterly results and stock price may fluctuate significantly.
      We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations at any given time, will be based primarily on the following factors:

•	the status of development of ANA380, ANA975 and our other product candidates, including results of preclinical studies and clinical trials;

•	our recommendation of additional compounds for preclinical development;

•	our execution of collaborative, licensing or other arrangements, and the timing and accounting treatment of payments we make or receive under these arrangements;

•	whether or not we achieve specified research or commercialization milestones under any agreement that we enter into or have entered into with collaborators and the timely payment by commercial collaborators of any amounts payable to us;

•	our collaborators’ termination of any of our collaborative, licensing or other arrangements, or any disputes regarding such arrangements;

•	our addition or termination of research programs or funding support;

•	variations in the level of expenses related to our product candidates or potential product candidates during any given period; and

•	the effect of competing technological and market developments.
      These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. In particular, if our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. In addition, fluctuations in the stock prices of other companies in the biotechnology and pharmaceuticals industries and in the financial markets generally may affect our stock price. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.
      We may attempt to acquire businesses, technologies, services or products or in-license technologies that we believe are a strategic fit with our business, at the appropriate time and as resources permit. We believe that strategic acquisitions of complementary businesses, technologies, services or products are a material component of our business strategy to provide us with access to new compounds that are potentially synergistic with our existing product candidate portfolio. If we undertake any acquisition in addition to our in-license of ANA380 from LGLS, the process of integrating the acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. These operational and financial risks include:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to acquiring and developing acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	negative effect on our earnings (or loss) per share;

•	difficulty and cost in combining and integrating the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers, contractors or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.
      Although we acquired the exclusive worldwide rights to isatoribine as part of a licensing agreement with Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) and have obtained from LGLS development and commercialization rights to ANA380 in certain territories, we have limited experience in identifying acquisition targets, successfully completing potential acquisition targets and integrating any acquired businesses, technologies, services or products into our current infrastructure. Moreover, we may fail to realize the anticipated benefits of any acquisition or devote resources to potential acquisitions that are never completed. If we fail to successfully identify strategic opportunities, complete strategic transactions or integrate acquired businesses, technologies, services or products, we may not be able to successfully expand our product candidate portfolio to provide adequate revenue to attain and maintain profitability.

Earthquake damage to our facilities could delay our research and development efforts and adversely affect our business.
      Our headquarters and research and development facilities in San Diego, California, are located in a seismic zone, and there is the possibility of an earthquake, which could be disruptive to our operations and result in delays in our research and development efforts. In the event of an earthquake, if our facilities or the equipment in our facilities are significantly damaged or destroyed for any reason, we may not be able to rebuild or relocate our facility or replace any damaged equipment in a timely manner and our business, financial condition and results of operations could be materially and adversely affected.
Risks Related to Our Industry

Because our product candidates and development and collaboration efforts depend on our intellectual property rights, adverse events affecting our intellectual property rights will harm our ability to commercialize products.
      Our commercial success depends on obtaining and maintaining patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, as well as successfully defending these patents against third-party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively-protected trade secrets cover them.
      Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for isatoribine or our other drug candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even with respect to patents that have issued or will issue, we cannot guarantee that the claims of these patents are, or will be valid, enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. For example:

•	we might not have been the first to make, conceive, or reduce to practice the inventions covered by all or any of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued or acquired patents may not provide a basis for commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties;

•	our issued patents may not be valid or enforceable;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.
      Patent applications in the U.S. are maintained in confidence for up to 18 months after their filing. Consequently, we cannot be certain that we or our collaborators were the first to invent, or the first to file patent applications on our product candidates. In the event that a third party has also filed a U.S. patent application relating to our product candidates or a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a material adverse effect on our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies that affect our drug market.
      In addition, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates. Even if patents issue, we cannot guarantee that the claims of those patents will be valid and enforceable or provide us with any significant protection against competitive products, or otherwise be commercially valuable to us. We may be particularly affected by this because we expect that ANA975 and ANA380, if approved, will be marketed in foreign countries with high incidences of HCV and HBV infection.
      Other companies may obtain patents and/or regulatory approvals to use the same drugs to treat diseases other than HCV or HBV. As a result, we may not be able to enforce our patents effectively because we may not be able to prevent healthcare providers from prescribing, administering or using another company’s product that contains the same active substance as our products when treating patients infected with HCV or HBV.
      If we fail to obtain and maintain patent protection and trade secret protection of ANA380, ANA975, isatoribine or other oral prodrugs of isatoribine or our other product candidates, proprietary technologies and their uses, the competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

If we are sued for infringing intellectual property rights of others, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.
      Our commercial success also depends upon our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in HCV, HBV and the other fields in which we are developing products. These could materially affect our ability to develop our drug candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. There also may be existing patents, of which we are not aware, that our product candidates or technologies may inadvertently infringe. Further, there may be issued patents and pending patent applications in fields relevant to our business, of which we may become aware from time to time, that we believe we do not infringe or that we believe are invalid or relate to immaterial portions of our overall drug discovery and development efforts. We cannot assure you that third parties holding any of these patents or patent applications will not assert infringement claims against us for damages or seeking to enjoin our activities. We also cannot assure you that, in the event of litigation, we will be able to successfully assert any belief we may have as to non-infringement, invalidity or immateriality, or that any infringement claims will be resolved in our favor.
      There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. Any litigation or claims against us, with or without merit, may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. In addition, intellectual property litigation or claims could result in substantial damages and force us to do one or more of the following if a court decides that we infringe on another party’s patent or other intellectual property rights:

•	cease selling, incorporating or using any of our product candidates or technologies that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, it at all; or

•	redesign our processes or technologies so that they do not infringe, which could be costly and time-consuming and may not be possible.
      If we find during clinical evaluation that our drug candidates for the treatment of HCV or HBV should be used in combination with a product covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product recommended for co-administration with our product. In that case, we may be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on reasonable terms, or at all.
      If we fail to obtain any required licenses or make any necessary changes to our technologies, we may be unable to develop or commercialize some or all of our product candidates.

We may be involved in lawsuits or proceedings to protect or enforce our patent rights, trade secrets or know-how, which could be expensive and time consuming.
      The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. Further, the outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree and which may be difficult to comprehend by a judge or jury. An adverse determination in an interference proceeding or litigation, particularly with respect to ANA975, isatoribine or any other oral prodrug of isatoribine or to ANA380, to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. If required, the necessary licenses may not be available on acceptable terms, or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from commercializing ANA975, ANA380 or our other product candidates, which could have a material and adverse effect on our results of operations.
      Furthermore, because of the substantial amount of pre-trial document and witness discovery required in connection with intellectual property litigation, there is risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our common stock.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.
      We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we also rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Many competitors have significantly more resources and experience, which may harm our commercial opportunity.
      The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial resources, experience and expertise in:

•	research and development;

•	preclinical testing;

•	clinical trials;

•	regulatory approvals;

•	manufacturing; and

•	sales and marketing of approved products.
      Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeed in obtaining approval from the FDA or other regulatory authorities for their products sooner that we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.

If our competitors develop treatments for HCV, HBV or bacterial infections that are approved faster, marketed better or demonstrated to be more effective than ANA975, ANA380 or any other products that we may develop, our commercial opportunity will be reduced or eliminated.
      We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of HCV, HBV, and bacterial infection. Potential competitors may develop treatments for HCV, HBV, bacterial infection or other technologies and products that are more effective or less costly than our product candidates or that would make our technology and product candidates obsolete or non-competitive. Some of these products may use therapeutic approaches that compete directly with ANA975 or with ANA380. In addition, less expensive generic forms of currently marketed drugs could lead to additional competition upon patent expiration or invalidations.
      ANA975 is also subject to competition in the treatment of HCV from a number of products already approved and on the market, including the following: Peg-Intron (pegylated interferon-alpha-2b), Rebetol (ribavirin), and Intron-A (interferon-alpha-2a), which are marketed by Schering-Plough, and Pegasys (pegylated interferon-alpha-2a), Copegus (ribavirin USP), and Roferon-A (interferon-alpha-2a), which are marketed by Roche. We expect new products for the treatment of HCV will be introduced that may lead to further competition for ANA975. Additional compounds in late stage clinical trials include, but are not limited to, Viramidine, in development by Valeant Pharmaceuticals, Zadaxin, in development by SciClone Pharmaceuticals, Merimepodib, in development by Vertex Pharmaceuticals, and NM283, in development by Idenix Pharmaceuticals and Novartis.
      Similarly, ANA380 is also subject to competition in the treatment of HBV from other products already approved and on the market. Current small molecule treatments for HBV include lamivudine (Zeffix/ Epivir HBV) from GlaxoSmithKline, and adefovir (Hepsera) from Gilead. Recently, interferon-alpha therapy (Intron-A) from Schering-Plough, Pegasys (pegylated interferon-alpha-2a) from Roche have been endorsed by various regulators for the treatment of HBV. Also, entecavir (Baraclude) from Bristol-Myers Squibb Co. has recently received FDA approval for the treatment of HBV in the U.S. In addition, tenofovir (Viread) an approved HIV compound from Gilead is expected to pursue trials to gain a label claim for HBV. Finally, several other compounds are being studied in Phase III clinical trials. We also face competition from a number of companies working in the field of antibacterials. Many other competitors are developing products for the treatment of our target diseases. If successful, we will compete with these products and others in varying stages of the drug development process.

If we cannot establish pricing of our product candidates acceptable to the government, insurance companies, managed care organizations and other payors, any product sales will be severely hindered.
      The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect:

•	our ability to set a price we believe is fair for any products we or our collaborators may develop;

•	our ability to generate adequate revenues and gross margins; and

•	the availability of capital.
      In certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the U.S., given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. The trend toward managed health care in the U.S., which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care, control pharmaceutical prices or reduce government insurance programs, may result in lower prices for our product candidates. While we cannot predict whether any legislative or regulatory proposals affecting our business will be adopted, the announcement or adoption of these proposals could have a material and adverse effect on our potential revenues and gross margins.

If we cannot arrange for reimbursement policies favorable to our product candidates, their sales will be severely hindered.
      Our ability to commercialize ANA975, ANA380 or any other product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of ANA975, ANA380 or any other products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services, including treatments for HCV and HBV. Also, the trend toward managed health care in the U.S. as well as legislative proposals to reform health care, control pharmaceutical prices or reduce government insurance programs, may also result in exclusion of our product candidates from reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to earn product revenue.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our results of operations.
      We face an inherent risk of product liability exposure for claimed injuries related to the testing of our product candidates in human clinical trials, and will face an even greater risk if we or our collaborators sell our product candidates commercially. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	the inability to establish new collaborations with potential collaborators;

•	substantial costs of related litigation;

•	substantial monetary awards to patients; and

•	the inability to commercialize our product candidates.
      We currently have product liability insurance that covers our clinical trials in Europe and plan to increase and expand this coverage as we commence larger scale trials. In addition, we will need to increase and expand coverage prior to commencing any clinical trials in the U.S. We also intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any of our product candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Any claims relating to our improper handling, storage or disposal of biological, hazardous and radioactive materials could be time-consuming and costly.
      Our research and development involves the controlled use of hazardous materials, including chemicals that cause cancer, volatile solvents, including ethylacetate and acetonitrile, radioactive materials and biological materials including plasma from patients infected with HCV or HBV that have the potential to transmit disease. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. If we fail to comply with these laws and regulations or with the conditions attached to our operating licenses, the licenses could be revoked, and we could be subjected to criminal sanctions and substantial liability or required to suspend or modify our operations. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials could be suspended. In addition, we may have to incur significant costs to comply with future environmental laws and regulations. We do not currently have a pollution and remediation insurance policy.

Our business and operations would suffer in the event of system failures.
      Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.
Risks Related to Our Common Stock

Future sales of our common stock may cause our stock price to decline.
      Our current stockholders hold a substantial number of shares of our common stock that they are able to sell in the public market. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares or the expectation that such sale may occur, could significantly reduce the market price of our common stock. Moreover, the holders of up to approximately 13,501,676 shares of common stock, including shares issued upon the exercise of certain of our warrants, have rights, subject to some conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could hinder our drug discovery efforts and/or results of operations and cause our stock price to decline.
      We will have considerable discretion in the application of the net proceeds of this offering, and cannot specify with certainty all of the particular uses for the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders, which may cause our stock price to decline.

Our stock price may be volatile.
      The market price for our common stock is likely to be volatile, in part because our shares have only recently begun to be traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	changes in the regulatory status of our product candidates, including results of our clinical trials for ANA975 and ANA380;

•	significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	disputes or other developments relating to proprietary rights, including patents, trade secrets, litigation matters, and our ability to patent or otherwise protect our product candidates and technologies;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	failure to meet or exceed securities analysts’ or investors’ expectations of our quarterly financial results, clinical results or our achievement of milestones;

•	changes in accounting principles including the implementation of SFAS No. 123R, Share-Based Payment, which we are planning to adopt effective January 1, 2006. Upon adoption of this standard we expect that it will have a negative impact on our operating losses and potential earnings in future periods;

•	sales of large blocks of our common stock, or the expectation that such sales may occur, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	discussion of our business, products, financial performance, prospects or our stock price by the financial and scientific press and online investor communities such as chat rooms;

•	regulatory developments in the U.S. and foreign countries;

•	economic and political factors, including wars, terrorism and political unrest; and

•	technological advances by our competitors.

Our largest stockholders may take actions that are contrary to your interests, including selling their stock.
      A small number of our stockholders hold a significant amount of our outstanding stock. These stockholders may support competing transactions and have interests that are different from yours. In addition, the average number of shares of our stock that trade each day is generally low. As a result, sales of a large number of shares of our stock by these large stockholders or other stockholders within a short period of time could adversely affect our stock price.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.
      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.
      We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.
      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.
      We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

If our independent registered public accounting firm is unable to provide us with the attestation of the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your shares.
      As directed by Section 404 of the Act, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. We will be required to include such a report in our annual reports on Form 10-K beginning with the year ending December 31, 2005. In addition, the registered public accounting firm auditing our financial statements must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2005. While we intend to conduct a rigorous review of our internal control over financial reporting in order to assure compliance with the Section 404 requirements, if our independent registered public accounting firm interprets the Section 404 requirements and the related rules and regulations differently from us or if our independent registered public accounting firm is not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management’s assessment or issue a qualified report. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the “Business” section of this prospectus supplement and the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended subsequent to our filing of such Annual Report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, those noted in “Risk Factors” above.
      In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the filing of this prospectus supplement or the filing of the accompanying prospectus or documents incorporated by reference herein and therein that include forward-looking statements.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $44,628,000. If the underwriters exercise the over-allotment option in full, the net proceeds of the shares we sell will be approximately $51,354,000. “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of this offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $11.99 per share.
      We intend to use the net proceeds from this offering for the clinical and preclinical development of our product candidates, for discovery research for new product candidates, and for general corporate purposes, including working capital.
      Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment grade, interest bearing securities.
PRICE RANGE OF OUR COMMON STOCK
      Our common stock commenced trading publicly on the Nasdaq National Market on March 26, 2004 and is traded under the symbol “ANDS.” The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported by the Nasdaq National Market, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. As of July 28, 2005, we had approximately 149 holders of record of our common stock.

Year Ended December 31, 2004	High	Low

First Quarter	$7.33	$6.97
Second Quarter	8.69	6.80
Third Quarter	7.55	4.53
Fourth Quarter	7.50	5.25

Year Ended December 31, 2005	High	Low

First Quarter	$9.05	$6.56
Second Quarter	9.61	5.92
Third Quarter (through July 28, 2005)	12.50	9.26
      On July 28, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $11.99 per share.
DIVIDEND POLICY
      We have never paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

CAPITALIZATION
      The following table shows our cash, cash equivalents and available-for-sale securities and capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the initial upfront payment of $20,000,000 received from the recently announced Novartis collaboration; and

•	on a pro forma as adjusted basis to give effect to both the initial upfront payment of $20,000,000 from the Novartis collaboration and the sale by us of 4,000,000 shares of our common stock in this offering at an assumed public offering price of $11.99, after deducting estimated underwriting discounts and commissions and our estimated offering costs.

	As of March 31, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands, except share data)
Cash, cash equivalents and available-for-sale securities	$27,645	$47,645	$92,273

Long-term debt, net of current portion	$1,008	$1,008	$1,008
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 90,000,000 shares authorized, 22,360,691 issued and outstanding, actual and pro forma; 90,000,000 shares authorized, 26,360,691 shares issued and outstanding, pro forma as adjusted	22	22	26
Additional paid-in capital	200,039	200,039	244,663
Accumulated other comprehensive loss	(107)	(107)	(107)
Deferred compensation	(2,204)	(2,204)	(2,204)
Accumulated deficit	(174,180)	(174,180)	(174,180)

Total stockholders’ equity	23,570	23,570	68,198

Total capitalization	$24,578	$24,578	$69,206

      The number of shares of common stock as reflected in the actual, pro forma and pro forma as adjusted columns above is based on the actual number of shares outstanding as of March 31, 2005, and does not include, as of that date:

•	805,941 shares of our common stock subject to outstanding options under our 2004 Equity Incentive Plan, having a weighted average exercise price of $6.16 per share;

•	250,181 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan;

•	1,527,451 shares of our common stock subject to outstanding options under our 2002 Equity Incentive Plan, having a weighted average exercise price of $3.15 per share;

•	40,000 shares of our common stock subject to outstanding options under our 2004 Non-Employee Directors’ Stock Option Plan, having a weighted average exercise price of $5.60 per share;

•	196,333 shares of common stock reserved for future issuance under our 2004 Non-Employee Directors’ Stock Option Plan; and

•	375,697 shares of our common stock subject to outstanding warrants, having a weighted average exercise price of $14.18 per share.

DILUTION
      As of March 31, 2005, our net tangible book value of our common stock was $23.6 million, or approximately $1.05 per share. Net tangible book value per share represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to our sale of common stock in the offering, at an assumed public offering price of $11.99 per share, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2005, would have been approximately $68.2 million, or $2.59 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.54 per share and an immediate dilution to new investors of $9.40 per share.
      The following table illustrates this per share dilution:

Assumed public offering price per share of common stock		$11.99
Net tangible book value per share as of March 31, 2005	$1.05
Increase per share attributable to new investors	1.54

Net tangible book value per share after giving effect to this offering		2.59

Dilution per share to new investors		$9.40

      In the discussion and table above, we assume no exercise of outstanding options or warrants. As of March 31, 2005, there were

•	805,941 shares of our common stock subject to outstanding options under our 2004 Equity Incentive Plan, having a weighted average exercise price of $6.16 per share;

•	250,181 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan;

•	1,527,451 shares of our common stock subject to outstanding options under our 2002 Equity Incentive Plan, having a weighted average exercise price of $3.15 per share;

•	40,000 shares of our common stock subject to outstanding options under our 2004 Non-Employee Directors’ Stock Option Plan, having a weighted average exercise price of $5.60 per share;

•	196,333 shares of common stock reserved for future issuance under our 2004 Non-Employee Directors’ Stock Option Plan; and

•	375,697 shares of our common stock subject to outstanding warrants, having a weighted average exercise price of $14.18 per share.

MANAGEMENT
Executive Officers and Directors
      The executive officers and directors of the Company are as follows:

Name	Age	Position

Kleanthis G. Xanthopoulos, Ph.D.	47	President and Chief Executive Officer, Director
Stephen T. Worland, Ph.D.	47	Executive Vice President, Research and Development
Devron R. Averett, Ph.D.	56	Chief Scientific Officer
Jennifer Crittenden	46	Vice President, Finance
Elizabeth E. Reed, J.D.	34	Senior Director, Legal Affairs and Secretary
Mary Yaroshevsky-Glanville	41	Senior Director, Human Capital
Jason Fisherman, M.D.	49	Chairman of the Board and Director
Marios Fotiadis	32	Director
Steven H. Holtzman	52	Director
Argeris N. (“Jerry”) Karabelas, Ph.D.	53	Director
Stelios Papadopoulos, Ph.D.	58	Director
George A. Scangos, Ph.D.	58	Director
Douglas E. Williams, Ph.D.	48	Director
Executive Officers
      Kleanthis G. Xanthopoulos, Ph.D. has served as our President and Chief Executive Officer and as a Director since May 2000. From 1997 to 2000 he held a variety of positions at Aurora Biosciences Corporation (acquired by Vertex Pharmaceuticals, Inc. in 2001), including Vice President, Genomics & Molecular Biology. Dr. Xanthopoulos was a Section Head of the National Human Genome Research Institute at The National Institutes of Health. Dr. Xanthopoulos was a Postdoctoral Research Fellow at the Rockefeller University from 1987 to 1990 and an Associate Professor of Molecular Biology at the Karolinska Nobel Medical Institute, Sweden from 1991 to 1995. Dr. Xanthopoulos is also a member of the board of directors of Odyssey Thera, Inc., a biopharmaceutical company, and BIOCOM, Southern California’s life science industry association. An Onassis Scholar, Dr. Xanthopoulos received his B.Sc. in Biology with honors from Aristotle University of Thessaloniki, Greece, and received both his M.Sc. in Microbiology and Ph.D. in Molecular Biology from the University of Stockholm, Sweden.
      Stephen T. Worland, Ph.D. joined the company as our Chief Scientific Officer in 2001, and was promoted to Executive Vice President, Head of Research and Development in October 2004. From 1999 to 2001 he was Vice President, Head of Antiviral Research, at Agouron Pharmaceuticals, a Pfizer Company. Dr. Worland was at Agouron from 1988 through the acquisition of Agouron by Warner-Lambert in 1999, where he held various positions and responsibilities that culminated with his assumption of global responsibility for anti-infective strategy as Vice President for Warner-Lambert. At Agouron, Warner-Lambert and Pfizer, Dr. Worland led teams responsible for discovery and clinical development in the areas of HIV, HCV and Rhinovirus. Dr. Worland was a National Institutes of Health Postdoctoral Fellow in Molecular Biology at Harvard University from 1985 to 1988. Dr. Worland received his B.S. in Biological Chemistry from the University of Michigan and his Ph.D. in Chemistry from the University of California, Berkeley.
      Devron R. Averett, Ph.D. joined the company as Senior Vice President, Research, Development and Medical in 2000 and later served as Senior Vice President, Drug Development before he was promoted to Chief Scientific Officer in October 2004. From 1996 to 1999, Dr. Averett was Senior Vice President, Research and Development for Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.). Prior to this, Dr. Averett held a variety of positions of increasing responsibility at Glaxo Wellcome and Burroughs Wellcome Co., culminating in global leadership roles in discovery and clinical virology. Dr. Averett received his B.S. in Chemistry and M.S. in Microbiology from the University of Georgia and his Ph.D. in Microbiology and Immunology from the University of North Carolina.
      Jennifer Crittenden joined Anadys in February 2005 as the Vice President of Finance. Ms. Crittenden began her career in 1989 as a Senior Financial Analyst for Bristol-Myers Squibb and was promoted over the next 8 years to successive positions of increasing responsibility. Ms. Crittenden then left Bristol to be the Financial Controller of Joint Ventures in tissue engineering between Advanced Tissue Sciences and Smith & Nephew. She spent three years in that position before being promoted to Senior Director of Finance and ultimately to the position of Vice-President of Finance. Ms. Crittenden received her M.B.A. in Finance and M.I.S. from Kelley School of Business at Indiana University.
      Elizabeth E. Reed, J.D. has served as our Senior Director, Legal Affairs since December 2002, and as our Corporate Secretary since January 2002. Ms. Reed joined the Company as our Director of Legal Affairs in October 2001. Prior to joining us, Ms. Reed was associated with the law firm of Cooley Godward LLP from 1998 to 2001. Prior to Cooley Godward, Ms. Reed was associated with the law firm of Brobeck, Phleger & Harrison LLP. Ms. Reed is a member of the State Bar of California and received her B.S. in Business Administration from the University of California, Berkeley and holds a J.D. from Harvard Law School.
      Mary Yaroshevsky-Glanville has served as our Senior Director, Human Capital since August 2002 and as our Director of Human Capital from April 2001 to August 2002. From 2000 to 2001, Ms. Yaroshevsky-Glanville served as Director of Human Resources at Inflazyme Inc. Previously, Ms. Yaroshevsky-Glanville served as Director of Human Resources at Inex Pharmaceuticals Corp. from 1995 to 2000 and as Manager, Human Resources and Office Administration from 1994 through 1995. Prior to joining Inex, Ms. Yaroshevsky-Glanville held personnel and human resources positions at HBC, Inc. Ms. Yaroshevsky-Glanville has a Human Resources Management Certificate from the British Columbia Institute of Technology, has received a Certified Human Resources Professional designation from the Human Resources Management Association, and holds a B.Sc. in Computer Information System Management from the DeVry Institute of Technology.
Non-Employee Directors
      Jason S. Fisherman, M.D. has served as our Chairman of the board of directors since July 2000 and as a member of our board of directors since March 1996. Dr. Fisherman is a Managing Director at Advent International, a global private equity and venture capital firm where he specializes in biotechnology and emerging pharmaceutical investments. From 1991 to 1994, Dr. Fisherman served as Senior Director of Medical Research for Enzon, Inc., a biopharmaceutical company, and previously managed the clinical development of a number of oncology drugs at the National Cancer Institute. Dr. Fisherman is currently a director of several private healthcare companies. Dr. Fisherman received his M.D. from the University of Pennsylvania and his M.B.A. from Wharton.
      Marios Fotiadis has served as a member of our board of directors since September 2002. From September 2002 to November 2003, Mr. Fotiadis served as the designee of SG Capital Partners L.L.C., a global venture capital firm, to our board of directors. Since November 2003, Mr. Fotiadis has served as an independent director. Mr. Fotiadis joined SG Capital Partners in 1999 and oversaw its portfolio in life sciences, which consisted of over $70 million of invested capital. Mr. Fotiadis is currently a Venture Partner at Advent International, a global private equity and venture capital firm. Prior to 1999, Mr. Fotiadis was an investment banker focusing on mergers and acquisitions transactions with SG Cowen, an entity related to SG Capital Partners. Mr. Fotiadis holds a B.S.B.A. degree cum laude in Business Administration from the Daniels College of Business at the University of Denver and an M.B.A. from Columbia University.
      Steven H. Holtzman joined our board of directors in August 2004. Mr. Holtzman is a founder and the current President and Chief Executive Officer of Infinity Pharmaceuticals, Inc., a cancer drug discovery company. Mr. Holtzman previously was the Chief Business Officer of Millennium Pharmaceuticals, Inc., a biopharmaceutical company, from 1994-2001, the founder and Executive Vice President of DNX Corporation, from 1986 to 1994, the founding Executive Director of the Ohio Edison Program in the early 1980’s, and an instructor in moral philosophy and the philosophy of language at Corpus Christi College, Oxford

University, UK in the late 1970’s. Mr. Holtzman both co-founded and served as the Co-Chair of the Biotechnology Industry Organization (BIO) Bioethics Committee from 1995 to 2000 and served as a Member of the National Bioethics Advisory Commission from 1996 to 2001. Mr. Holtzman currently serves as a member of the board of directors of Archemix Corp., a biopharmaceutical company. Mr. Holtzman is a Trustee of the Hastings Center of Bioethics and the Berklee College of Music. Mr. Holtzman received his B.A. in Philosophy from Michigan State University and his B.Phil graduate degree in Philosophy from Oxford University, which he attended as a Rhodes Scholar.
      Argeris N. (“Jerry”) Karabelas, Ph.D. has served as a member of our board of directors since June 2002. Since January 2002, Dr. Karabelas has been a Partner at Care Capital, a life-sciences investment firm. Dr. Karabelas was Head of Healthcare and CEO of worldwide Pharmaceuticals for Novartis AG, a pharmaceutical and consumer health group, from 1998 until July 2000. Prior to joining Novartis, Dr. Karabelas was Executive Vice President of SmithKline Beecham, a pharmaceutical and health care company responsible for US and European operations, Regulatory, and Strategic Marketing and the Founder and Chairman of the Novartis Bio Venture Fund from July 2000 until December 2001. Dr. Karabelas holds a Ph.D. in pharmacokinetics from the Massachusetts College of Pharmacy, where he also taught as a Professor. Dr. Karabelas formerly served on the Scientific Advisory Council of the Massachusetts General Hospital, the Visiting Committee for Health Sciences and Technology at MIT, and is currently a director of SkyePharma Plc, a drug discovery company. Dr. Karabelas also serves as director and Chairman of the Board of: Human Genome Sciences, a biopharmaceutical company; Inotek, a development stage pharmaceutical company; NitroMed, a pharmaceutical company; Renovo, a biopharmaceutical company; Vanda, a drug development company; and Acura Pharmaceuticals, a pharmaceutical technology development company. In addition, Dr. Karabelas serves as the Chairman of the Scientific Advisory Board of EpiGenesis, a biopharmaceutical company.
      Stelios Papadopoulos, Ph.D. has served as a member of our board of directors since May 2000. Dr. Papadopoulos is a Vice Chairman of SG Cowen Securities Corporation, a global venture capital firm, and has been an investment banker at SG Cowen focusing on the biotechnology and pharmaceutical sectors since 2000. Dr. Papadopoulos was an investment banker at PaineWebber Incorporated from 1987 to 2000, most recently serving as Chairman of Paine Webber Development Corp, a brokerage firm and investment bank and a Paine Webber subsidiary focusing on biotechnology. Prior to joining PaineWebber Incorporated in 1987, Dr. Papadopoulos was a Vice President in the Equity Research Department of Drexel Burnham Lambert, an investment bank, covering the biotechnology industry and prior to that a biotechnology analyst at Donaldson, Lufkin & Jenrette, an integrated investment and merchant bank. Before coming to Wall Street, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. Dr. Papadopoulos continues his affiliation with New York University Medical Center as an Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos holds a Ph.D. in biophysics and an M.B.A. in finance, both from New York University. Dr. Papadopoulos is co-founder and Chairman of the board of directors of Exelixis, Inc., a genomics-based drug discovery company, co-founder and member of the Board of Directors of Cellzome Inc., a biopharmaceutical company, as well as a director of GenVec, Inc., a biopharmaceutical company, BG Medicine, Inc., a drug development company, and Structural GenomiX, Inc., a biotechnology company focused on the discovery and development. In the non-profit sector, Dr. Papadopoulos is co-founder and Chairman of Fondation Santé, a private charitable foundation.
      George A. Scangos, Ph.D. has served as a member of our board of directors since October 2003. Since 1996, Dr. Scangos has been President and Chief Executive Officer of Exelixis, Inc, a genomics-based drug discovery company. From 1993 to 1996, Dr. Scangos served as President of Biotechnology at Bayer Corporation, a global health care enterprise. At Bayer, Dr. Scangos held several positions, including Senior Vice President of Research and Development for Bayer’s pharmaceutical division and then President of Bayer Biotechnology. Prior to Bayer, Dr. Scangos was on the faculty of The Johns Hopkins University where he now holds an appointment as Adjunct Professor of Biology. Dr. Scangos serves on the Board of Visitors at the University of California, San Francisco School of Pharmacy, the Board of Overseers at the University of California, Davis Medical School and the boards of directors at Entelos, Inc., a biopharmaceutical company, and Exelixis. Dr. Scangos holds a Ph.D. in Microbiology from the University of Massachusetts and was a Jane Coffin Childs Postdoctoral Fellow in the laboratory of Dr. Frank Ruddle at Yale University.
      Douglas E. Williams, Ph.D. joined our board of directors in August 2004. Since 2004, Dr. Williams has served as Chief Scientific Officer and Executive Vice President of ZymoGenetics, Inc, a biopharmaceutical company. Prior to joining ZymoGenetics, Dr. Williams served as Chief Scientific Officer and Executive Vice President, Research and Development of Seattle Genetics, a drug discovery and development company from 2003 to 2004. From 2002 to 2003, Dr. Williams served as Head of Health and Strategic Development for Genesis Research and Development, an Auckland, New Zealand based biotechnology Company. Previously, Dr. Williams served as Senior Vice President, Washington Site Leader and member of the Executive Committee for Amgen, Inc., a global biotechnology company, following Amgen’s acquisition of Immunex Corp., where he served from 1988 to 2002, most recently as Executive Vice President, Chief Technology Officer and a member of Immunex’s Board of Directors. Dr. Williams serves on the Board of Directors of Array Biopharma, Inc., a biopharmaceutical company, and is also a member of the Scientific Advisory Board of Symphony Capital, a financial planning firm in New York. Dr. Williams holds a B.S. magna cum laude in Biological Sciences from the University of Massachusetts, Lowell, and a Ph.D. in Physiology from the State University of New York at Buffalo, Roswell Park Division.
      Dr. Papadopoulos, who previously has served as a member of our Audit Committee of the Board of Directors has resigned from the Audit Committee effective as of July 26, 2005. Dr. Papadopoulos continues to serve as a member or our Board of Directors. With this resignation, our Audit Committee has two members and one vacancy. We intend to fill the vacancy on our Audit Committee within the time period prescribed under the applicable Nasdaq rules.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS
      The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner or an owner of the entity, as the case may be, will depend upon the status of the partner or owner and the activities of the partnership or entity.
      This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
      Prospective holders should consult their tax advisors with respect to the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.
Distributions
      Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent.
      There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, if filed with us. But see discussion of backup withholding below. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.
      To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Gain on disposition of common stock
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax, (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S., (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.
      If you are a Non-U.S. Holder described in (i) or (ii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) or (ii) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (iii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).
Information reporting requirements and backup withholding
      Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.
      Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person. Backup withholding is generally not required on payments to corporations, whether domestic or foreign.
      Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.
      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal estate tax
      An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.
      THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated August      , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and SG Cowen & Co., LLC are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
SG Cowen & Co., LLC
Piper Jaffray & Co.
Needham & Company, LLC

Total	4,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares from us at the public offering price on the cover page of this prospectus supplement less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.
      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses paid by us	$	$	$	$
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and SG Cowen & Co., LLC for a period of 90 days after the date of this prospectus supplement. The foregoing restrictions will not apply to issuances of shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus supplement, grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus supplement, or issuances of shares of our common stock pursuant to the exercise of such options.
      Our officers, directors and certain stockholders have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and SG Cowen & Co., LLC for a period of 90 days after the date of this prospectus supplement. The foregoing restriction shall not apply to sales of up to a total of 5,000 shares per month pursuant to a preexisting plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934.
      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      Our shares of common stock are quoted on The NASDAQ National Market under the symbol “ANDS”.
      Some of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received, or will receive, customary fees. In addition, entities related to SG Cowen & Co., LLC have purchased and may hold more than 10% of our outstanding shares of common stock. As a result, SG Cowen & Co., LLC may be deemed to be our “affiliate” under the rules of the National Association of Securities Dealers, Inc. or NASD. This offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the NASD Conduct Rules.
      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
LEGAL MATTERS
      Selected legal matters with respect to the validity of common stock offered by this prospectus supplement will be passed upon for us by Cooley Godward LLP, San Diego, California. Certain legal matters in connection with the common stock offered in this prospectus supplement will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus supplement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS
$75,000,000
Anadys Pharmaceuticals, Inc.
Common Stock
        We may offer and sell from time to time shares of our common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $75,000,000.
      You should read this prospectus and any supplement carefully before you invest.
       Investing in our securities involves a high degree of risk. See the sections entitled “Risk Factors” in our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q, both of which have been filed with the Securities and Exchange Commission and are incorporated herein by reference in their entirety.
       Our common stock is quoted and traded on the Nasdaq National Market under the symbol “ANDS”.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      When we offer shares of our common stock, we will provide specific terms of the offering in supplements to this prospectus. The securities offered by this prospectus or any prospectus supplement may be offered directly to investors or to or through underwriters, dealers or other agents. If any underwriters or dealers are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, and any applicable over-allotment options, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.
The date of this prospectus is May 9, 2005
      You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

      We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.
      Whenever we refer to “Anadys,” “we,” “our” or “us” in this prospectus, we mean Anadys Pharmaceuticals, Inc. and its subsidiary, unless the context indicates otherwise.
ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $75,000,000. Each time we offer to sell common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading, “Where You Can Find More Information.”
SUMMARY
Anadys Pharmaceuticals, Inc.
      Anadys Pharmaceuticals, Inc. is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel small molecule medicines for the treatment of serious viral and bacterial infections. Anadys’ clinical development programs include ANA975 for the treatment of hepatitis C virus (HCV) and ANA380 for the treatment of hepatitis B virus (HBV). ANA975 is an oral prodrug of isatoribine, the Company’s proprietary compound that has been administered to more than 60 subjects in clinical trials. Anadys is also planning clinical trials of ANA975 for HBV. ANA380 is an oral prodrug of ANA317 and is currently in Phase II clinical trials. In addition, Anadys’ anti-infective therapeutic platform, which includes core capabilities in Toll-Like Receptor-based small molecules and structure-based drug design coupled with medicinal chemistry, is designed to advance a strong and continual pipeline of drug candidates into the clinic.

      Our headquarters are located at 3115 Merryfield Row, San Diego, California 92121. Our telephone number is (858) 530-3600. Our website address is www.anadyspharma.com. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.
      We have filed an application to register the Anadys trademark and we also use Anadystm and our logo as trademarks in the United States and other countries.
RISK FACTORS
      Investment in our securities involves a high degree of risk. You should carefully consider the risks described in the sections entitled “Risk Factors” contained in our annual report on Form 10-K and our most recent quarterly report on Form 10-Q, both of which have been filed with the SEC and are incorporated herein by reference in their entirety, as well as other information in this prospectus and any accompanying prospectus supplement before purchasing any of our securities. Each of the risks described in these sections could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.
FORWARD-LOOKING STATEMENTS
      Any statements in this prospectus, including the documents that we incorporate by reference herein, about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” or “would.” Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the progress and timing of our clinical trials, difficulties or delays in clinical development, competition from other pharmaceutical or biotechnology companies, difficulties or delays in manufacturing our clinical trials materials, regulatory developments affecting future products, the scope and validity of patent protection for our products and our ability to obtain additional financing to support our operations, and other material risks described under the heading “Risk Factors” in our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC.
      Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Before deciding to purchase our common stock, you should carefully consider the risk factors incorporated herein by reference, in addition to the other information set forth in this prospectus, any accompanying prospectus supplement and in the documents incorporated by reference.
USE OF PROCEEDS
      Unless otherwise indicated in any prospectus supplement, we intend to use the net proceeds from the sale of our common stock under this prospectus for general corporate purposes.
PLAN OF DISTRIBUTION
      We may sell the securities from time to time to investors directly or through agents or pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers in those jurisdictions which we are authorized to do so.

      We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.
      We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.
      We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.
      If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.
      We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, any discounts, concessions or commissions allowed by underwriters to participating dealers, and any over-allotment options under which underwriters may purchase additional securities from us. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. The maximum compensation that we will pay to any member of the National Association of Securities Dealers in connection with any underwritten public offering will not exceed 8% of the gross proceeds of the offering. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.
      Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.
      We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.
      The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
      The underwriters, dealers or agents and their associates may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.
      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
LEGAL MATTERS
      The validity of the securities offered hereby will be passed upon for us by Cooley Godward LLP, San Diego, California.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.
      We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

      We incorporate by reference the following documents we have filed, or may file, with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Current Reports on Form 8-K filed on April 26, 2005 and May 3, 2005;

•	our Current Report on Form 8-K/ A filed on April 26, 2005;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2005;

•	the description of our common stock contained in the Registration Statement on Form 8-A filed on March 12, 2004, including any amendments or reports filed for the purpose of updating the description; and

•	all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of this offering.
      You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:
Anadys Pharmaceuticals, Inc.
3115 Merryfield Row
San Diego, CA 92121
(858) 530-3600
Attention: Investor Relations
Email: IR@anadyspharma.com